Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	% of Ownership
Sutor Steel Technology Co., Ltd.	BVI	100%
Changshu Huaye Steel Strip Co., Ltd.	PRC	100%
Jiangsu Cold-Rolled Technology Co., Ltd.	PRC	100%